UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 15, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 1 April 2014 entitled ‘VODAFONE SPARKS NEW DEAL WITH RWE’

2.                                     A news release dated 3 April 2014 entitled ‘VODAFONE TO OPEN 150 NEW SHOPS AND CREATE 1,400 JOBS AS INVESTMENT IN UK REACHES £1 BILLION IN 2014’

3.                                     A news release dated 9 April 2014 entitled ‘KONE CHOOSES VODAFONE TO TAKE MAINTENANCE TO THE NEXT LEVEL’

4.                                     A news release dated 11 April 2014 entitled ‘VODAFONE ACQUIRES 100% OF VODAFONE INDIA’

5.                                     Stock Exchange Announcement dated 1 April 2014 entitled ‘RETIREMENT OF CHIEF FINANCIAL OFFICER, ANDY HALFORD”’

6.                                     Stock Exchange Announcement dated 9 April 2014 entitled ‘DIRECTORATE CHANGE’

7.                                     Stock Exchange Announcement dated  15 April 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS‘

8.                                     Stock Exchange Announcement dated 24 April 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

9.                                     Stock Exchange Announcement dated 30 April 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

1 April 2014

VODAFONE SPARKS NEW DEAL WITH RWE

Vodafone today announced a new seven year, multi million pound contract with utility company RWE to become the company’s total communications partner in the UK, providing all network, voice and data services to RWE subsidiaries including npower from April 1 2014.

Vodafone will supply and manage telecommunications, video conferencing and internet access across all RWE UK sites, connecting offices, customer contact centres and the monitoring and control systems used in RWE npower’s power generation sites.

RWE expects the introduction of the new services provided by Vodafone to reduce costs by streamlining the company’s communications needs and encouraging more efficient and innovative ways of working.

RWE chief information officer Michael Neff, said, “Given the scope of services we were looking to upgrade it was important to us that we had a partner who was both a good technological as well as cultural fit — I believe that Vodafone met our needs on both levels.”

Vodafone Global Enterprise chief executive, Jan Geldmacher, said: “RWE is a critically important supplier to millions of UK households and businesses and need a world-class total communications provider that they can rely on. We look forward to supporting RWE over the years ahead.”

- ends -

For further information:

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

03 April 2014

VODAFONE TO OPEN 150 NEW SHOPS AND CREATE 1,400 JOBS AS INVESTMENT IN UK REACHES £1 BILLION IN 2014

•	Company to open 150 new shops and create 1,400 new jobs across the UK
•	£100 million boost to the UK’s high streets
•	Vodafone UK’s annual investment in networks and services to reach £1 billion in 2014 - the highest in the company’s history

Vodafone has today unveiled plans to ramp up its UK investment programme with the opening of 150 new shops and the creation of 1,400 new retail roles over the next 12 months. The £100 million boost to the UK’s high street forms parts of Vodafone’s plans to invest £1 billion in 2014 in the networks and services relied upon by its more than 19 million UK customers. Vodafone UK’s 2014 capital investment programme is the largest in its history - dating back to the company’s foundation in the 1980s - with work already well underway to deliver Vodafone’s commitment to provide indoor and outdoor coverage using 2G, 3G and 4G services to 98% of the UK population by 2015.

Speaking in support of Vodafone’s UK plans, the Prime Minister David Cameron said: “This is a fantastic vote of confidence in the UK workforce from a company investing for the future to harness the next generation of digital services. It is a sign that our long-term economic plan to create jobs and build a stronger, more competitive economy is working, helping ensure a better and more financially secure future for Britain, for hardworking people and their families.”

Vodafone UK Chief Executive Jeroen Hoencamp said: “This year we’ll invest more than ever before to provide our customers with the strongest network and best services in the UK. We’re also committed to putting our brand and our people where our customers want us: right at the heart of their high street and shopping centre. Our £100 million retail investment this year will increase our ability to serve our customers better with highly skilled personal advice and support in 150 brand-new locations.”

In addition to its investment in direct retail, Vodafone will look to work closely with indirect partners who share its vision of value generation and network and service differentiation.

Vodafone UK’s 2014 capital investment plans reflect Vodafone Group’s “Project Spring” organic investment programme focused on accelerating network and services differentiation. Further details of Project Spring can be found at http://www.vodafone.com/content/dam/group/media/downloads/Verizon-Wireless-FINAL.pdf

The 150 shops will open over the next 12 months, increasing the total number of Vodafone’s branded UK outlets to more than 500. The first shops to open as part of this programme will be in Notting Hill, Fulham, Walthamstow, Wembley, Ilford, Perry Barr and Bicester.

- ends -

For more information:

Vodafone UK media relations

ukmediarelations@vodafone.com

Tel:  01635 666777

9 April 2014

KONE CHOOSES VODAFONE TO TAKE MAINTENANCE TO THE NEXT LEVEL

KONE, a global leader in the elevator and escalator industry, has chosen Vodafone’s innovative machine to machine (M2M) remote monitoring technology to create a new diagnostics service to schedule proactive maintenance tasks. The new service will help ensure the smooth running of the many thousands of lifts KONE maintains around the world, while keeping down-time to an absolute minimum.

As a legacy of its operations across multiple countries, KONE had acquired contracts with telecoms companies around the world which the company wanted to replace with a single global provider agreement.  Regulations stipulate that a lift cannot be used unless it has a working phone in case of an emergency; however, KONE was experiencing delays in installation with fixed line operators, especially in new builds, and decided instead to opt for mobile communications technologies from Vodafone.

A Vodafone M2M SIM card is embedded into each KONE lift, enabling operational data to be sent and received wirelessly over the Vodafone network, including daily update logs with data such as the number of journeys and reports from microprocessors monitoring key components. That data is then compared with historical logs, enabling KONE to monitor trends and anticipate potential issues before they arise, in turn helping the company plan maintenance schedules more effectively and improve service quality.

Thomas Hietto, KONE’s senior vice president, maintenance services business, said: “We want to be the best maintenance partner for our customers and provide the highest quality level possible. Vodafone’s solution helps us to meet that aim. Being able to analyse data means we can also adopt an even more proactive approach to maintenance — and, because this is machine talking to machine, improve overall efficiency.”

Director Machine-to-Machine, Vodafone, Erik Brenneis, added: “Our global platform means that KONE can create a single repeatable technology operated across multiple countries through a partnership with just one provider rather than trying to manage a series of individual country contracts through numerous providers. We are delighted to help KONE achieve their goal of greater operational efficiency and a more seamless experience for their customers.”

- ends -

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by more than 250 dedicated employees, Vodafone’s global M2M platform makes it easy for global businesses to manage centrally M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  For more information, please visit:  https://m2m.vodafone.com/home/

For further information:

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit:  www.vodafone.com

About KONE

KONE is one of the global leaders in the elevator and escalator industry.  KONE’s objective is to offer the best People Flow® experience by developing and delivering solutions that enable people to move smoothly, safely, comfortably and without waiting in buildings in an increasingly urbanizing environment. KONE provides industry-leading elevators, escalators, automatic building doors and integrated solutions to enhance the People Flow in and between buildings.  KONE’s services cover the entire lifetime of a building, from the design phase to maintenance, repairs and modernization solutions. In 2013, KONE had annual net sales of EUR 6.9 billion, and at the end of the year over 43,000 employees. KONE class B shares are listed on the NASDAQ OMX Helsinki Ltd in Finland.  www.kone.com

11 April 2014

VODAFONE ACQUIRES 100% OF VODAFONE INDIA

Vodafone announces that it now owns 100% of its Indian subsidiary, Vodafone India Limited (“VIL”).

In March 2014, Vodafone completed the acquisition of indirect equity interests in VIL held by Analjit Singh and Neelu Analjit Singh, taking its stake to 89.03% of VIL. Today Vodafone acquired the remaining 10.97% of VIL from Piramal Enterprises Limited. The combined cash consideration for both transactions was INR 101.418 billion (£1.0 billion(1)).

(1) At an exchange rate of £1.00: INR 100.9713.

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 7919 990 230

Media Relations

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

1 April 2014

At: 18:04

RNS: 7994D

Vodafone Group plc

Tuesday 1st April 2014

Retirement of Chief Financial Officer, Andy Halford

As previously announced, after almost nine years in role, Andy Halford retired from Vodafone at the end of March 2014.

The information required to be made available pursuant to section 430 (2B) of the Companies Act 2006 (to the extent it has been finally determined) is set out below.

Payment in lieu of notice

Andy Halford retired on 31 March 2014.  As per his contract Andy Halford had a 12 months’ notice period which commenced on 1 October 2013.  He worked 6 months of his notice period - until the end of the financial year. We will be making payments in lieu of notice each month for the remainder of Andy Halford’s notice period (1 April 2014 — 30 September 2014).  The total of these payments will be a maximum of £350,000 (six months’ salary) subject to mitigation if Andy were to start a new full-time executive role at another organisation.

2014 Annual bonus payment

Andy Halford has worked for the full 2013/14 financial year and so he will receive his annual bonus payment in June 2014.  The amount of his 2014 annual bonus will be confirmed in the 2014 Directors’ Remuneration Report.  There will be no annual bonus payment for the 2014/15 financial year.

Long term incentive awards

The 2012, 2013 and 2014 GLTI awards (made in June 2011, July 2012, June 2013 and September 2013) will be pro-rated on a time worked basis.  These awards will vest, subject to performance, at their normal vesting date, in accordance with the good leaver provisions in our share plan rules. This information will be updated in the 2014, 2015 and 2016 Directors’ Remuneration Reports.

Vodafone Sim Card

At a meeting of the Remuneration Committee held on 1 April 2014, a Resolution was passed approving the provision of a SIM card to Andy Halford for his personal use at the Company’s expense for a period of 3 years commencing 1 April 2014.

Benefits

Other than those aforementioned, Andy Halford will receive no further benefits.

He took early retirement from the pension scheme in 2010 and he has been in receipt of his pension since then.

END

9 April 2014

At: 09:18

RNS: 4170E

VODAFONE GROUP PLC

(‘the Company’)

DIRECTORATE CHANGE

In accordance with Listing Rule 9.6.14, the Company announces that it has been advised that Philip Yea, a Non-Executive Director of the Company, has today been appointed an independent Non-Executive Director of bwin.party digital entertainment plc (‘bwin.party’).  He will also succeed the current Chairman of bwin.party on 22 May 2014.

END

15 April 2014

At: 16:32

RNS: 9083E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited that on 10 April 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 218.68p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	114
Matthew Kirk	114
Ronald Schellekens	114

END

24 April 2014

At: 16:52

RNS: 4800F

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Société Générale Private Banking (Suisse) SA on 24 April 2014 that, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 1,580 ordinary shares of US$0.11 3/7 each (“Ordinary Shares”) in the Company at the price of £2.21240 per Ordinary Share, through reinvestment of dividend income on 12 February 2014.

As a result of the above, Luc Vandevelde now has an interest in 54,880 Ordinary Shares.

END

30 April 2014

At: 07:00

RNS: 7965F

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,811,949,048 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,371,091,601 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,440,887,447.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 15, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary